

November 13, 2009

Via U.S. Mail

Gavin Roy
President
Black Tusk Minerals Inc.
7425 Arbutus Street
Vancouver, British Columbia
Canada V6P 5T2

> **Re:** **Black Tusk Minerals Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 29, 2009**
> **File Number 333-162225**

Dear Mr. Roy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   Counsel must opine on the legality of the equity securities under the laws of the state in which the registrant is incorporated.   Please revise the legality opinion to opine on Nevada law including the statutory provisions, all applicable provisions

of the Nevada Constitution, and reported judicial decisions interpreting these laws.

2.   We note the assumption contained in the second paragraph of the legality opinion that "such agreements or instruments are the valid, binding and enforceable obligations of such parties". The opinion appears to assume the issues upon which counsel is being asked to opine. It is inappropriate for counsel to assume material facts underlying the opinion. Please revise accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392, or in her absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
         Kenneth G. Sam, Esq.
         (416) 367-7371